Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Expiration and Final Results of Debt Tender Offers

TORONTO and CHICAGO, August 1, 2012 – Bank of Montreal (TSX / NYSE: BMO) and its subsidiaries BMO Financial Corp. (successor to First Indiana Corporation) (“BFC”) and BMO Harris Bank N.A. (successor to M&I Marshall & Ilsley Bank) (“BHB”) today announced the expiration and final results of the previously announced cash tender offers to repurchase certain of their outstanding notes.

BFC offered to repurchase for cash any and all of its 7.500% Subordinated Notes due 2013, and BHB offered to repurchase for cash any and all of its 4.850% Subordinated Bank Notes due 2015 and its 5.000% Subordinated Bank Notes due 2017 (collectively, and together with the 7.500% Subordinated Notes, the “Notes”). The tender offers expired at 5:00 p.m. (E.T.), on July 31, 2012 (the “Expiration Time”). The complete terms and conditions of the tender offers are set forth in the Offer to Purchase dated July 18, 2012, and the Letter of Transmittal sent to holders of the Notes.

According to information provided by the Depositary and Information Agent for the tender offers, $64.7 million aggregate principal amount of 4.850% Subordinated Bank Notes, $94.7 million aggregate principal amount of 5.000% Subordinated Bank Notes, and none of the 7.500% Subordinated Notes were validly tendered and not validly withdrawn on or before the Expiration Time. BHB has accepted all of these 4.850% Subordinated Bank Notes and 5.000% Subordinated Bank Notes for purchase. The purchase of the Notes will be funded by cash on hand.

As previously announced on July 31, 2012, the purchase price for the 4.850% Subordinated Bank Notes will be an amount equal to $1,091.01 per $1,000 principal amount and the purchase price for the 5.000% Subordinated Bank Notes will be an amount equal to $1,120.61 per $1,000 principal amount. In addition, BHB will pay accrued and unpaid interest from the last interest payment date to, but excluding, the date of purchase, August 1, 2012.

Sandler O’Neill + Partners, L.P. served as the dealer manager for the tender offers.

This news release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this release, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under applicable legislation. We caution readers not to place undue reliance on our forward-looking statements as a number of factors, including those described in our Annual Report on Form 40-F filed with the SEC, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $525 billion as at April 30, 2012, and more than 46,000 employees, BMO Financial Group provides a broad range of retail banking, wealth management and investment banking products and solutions.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Beth Copeland, Chicago, beth.copeland@micorp.com, (312) 771-5013

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com